

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

<u>Via Email</u>
Anil Arora
President and Chief Executive Officer
Yodlee, Inc.
3600 Bridge Parkway, Suite 200
Redwood City, California 94065

> **Re:** **Yodlee, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 25, 2014**
> **CIK No. 0001161315**

Dear Mr. Arora:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will contact you separately regarding the artwork.

<u>Prospectus Summary, page 1</u>

2.   We note your disclosure in response to prior comment 8 that your officers, directors and principal shareholders hold 87% of the outstanding common stock. Please also clarify in the prospectus summary and in the risk factors that a majority of the directors are affiliated with management or principal shareholders.

Summary Consolidated Financial Data, page 15

3.   We note your response to prior comment 9 and your revised disclosure on pages 16 and 57 for the inclusion of placeholder disclosures for the number of shares to be issued and related proceeds that will be used to repay your credit facility, along with related interest expense amounts, that you will incorporate into your revised pro forma net loss per share calculation. Please revise your disclosure on page F-26 to clearly support the calculations of both the numerator and denominator used in computing pro forma net loss per share inclusive of the effects of the credit facility repayment and related interest expense.

Risk Factors

Revenue derived from sales to Bank of America, N.A…., page 19

4.   Please tell us what consideration you have given to identifying the customer that accounted for 11% of total revenue during the year ended December 31, 2013 and 10% for the three months ended March 31, 2014 pursuant to Item 101(c)(1)(vii) of Regulation S-K.

If we are unable to maintain our payment network with third-party service providers…, page 30

5.   We note your response to prior comment 12 that the agreements with your single Originating Deposit Financial Institution (ODFI) and your bill payment processors do not need to be discussed or filed because they represent an immaterial portion of the company's total revenue. Please provide a more detailed analysis regarding why you believe these agreements are not material. As part of your response, tell us the amount of revenues generated from your payment processing business and address the business difficulties referenced on page 30 that you will experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for (Benefit From) Income Taxes, page 66

6.   We note your response to prior comment 17 and your revised disclosure on pages 66, 70 and 74 related to the foreign tax effects on your effective tax rate. As previously requested, please revise to provide an explanation of the impact on your effective income tax rates and obligations of having earnings in countries with different statutory tax rates as this appears to be having a more significant impact for each period presented. Also, please tell us your consideration for including a more detailed explanation of the relationship between foreign and domestic effective tax rates, and the extent to which certain countries (e.g. India) have had a more significant impact on your effective tax rate as compared to other countries.

Consolidated Results of Operations, page 67

7.   We note your response to prior comment 16 that you believe revenues attributable to financial institution customers and Yodlee Interactive customers are not required to be disclosed and that you do not believe this information is meaningful to an investor's understanding of the company's overall business and results of operations. Given that you prominently discuss your "two main customer groups" throughout the prospectus and that a substantial portion of your revenue has been derived from a limited number of large financial institution customers, it appears that this additional context regarding the source of your revenues would be helpful to investors to understand the business. Please provide a more detailed analysis as to why you believe that this information would not be material to investors.

Liquidity and Capital Resources, page 76

8.   We note your response to prior comment 19 relating to your disclosures of domestically held cash and cash equivalents, as compared to accumulated unremitted foreign earnings. Please revise to include this additional information in your disclosure to better inform investors of the current and prospective nature of domestic and foreign holdings of cash and cash equivalents.

Operating Activities, page 77

9.   We note your disclosure that cash provided by operating activities during 2013 included a $2.2 million decrease in accounts receivable attributable to improved cash collections from your customers as compared to 2012. However, your consolidated statement of cash flows on page F-7 indicates accounts receivable increased by $2.2 million during 2013. Please revise your disclosure accordingly.

Business, page 92

10.   We note your response to prior comment 21 that you believe backlog is not a reliant indicator of future revenues and that disclosure of backlog "could adversely affect the Company's relationship and future negotiations with current and prospective customers." Please provide further analysis as to why you believe that this disclosure could cause harm to the company's operations and why you believe that backlog would not be material given that your disclosure indicates that your customer agreements typically provide for an initial three-year term that are generally non-cancellable. Additionally, please provide us supplementally the total contract value amounts for your subscription arrangements as of the end of each fiscal year presented.

Operations, page 103

11.   We note your response to prior comment 23 regarding your data centers. Tell us what consideration you have given to providing additional information about your data centers in the prospectus including the number of current data centers.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional Services and Other Revenue, page F-10

12.   We note your response to prior comment 26 that for revenue recognition under the proportional performance method for your fixed-fee professional services arrangements, you use labor hours as an input measure of cumulative performance delivered to date. Please revise your revenue recognition policy disclosure to include this additional information and if true, that the use of an input measure would not be materially different than the use of an output measure.

13.   We note your response to prior comment 27 that your initial set-up fees do not have standalone value. Please tell us whether you are recognizing these set-up fees over the estimated customer life and your consideration for the guidance in footnote 39 of SAB Topic 13A.3.f.

Goodwill, page F-12

14.   We note your response to prior comment 28 and your disclosure here and on page 82 that you elected to bypass the qualitative assessment and directly perform the two-step quantitative test for goodwill impairment. We also note that you allocate goodwill to the company in total as a single reporting unit, and that you concluded under step one of the quantitative test that goodwill for the years ended December 31, 2011, 2012, and 2013 was not impaired at the reporting unit level since the estimated fair value of your common stock was significantly higher than the carrying amount of the reporting unit during these years. Given that you have been in a stockholder deficit position during this timeframe, please explain to us how you applied the provisions of ASC 350-20-35-8A in concluding that goodwill was not impaired during any of these years.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Chris F. Fennell, Esq.
        Wilson Sonsini Goodrich & Rosati